Exhibit 99.2

(Bagger Dave’s Letterhead)

807 W. Front Street

Suite B

Traverse City, Michigan 49684

November 23, 2016

Dear Future Bagger Dave’s Burger Tavern, Inc. Stakeholder:

I am excited to welcome you as a part of the future success of our new company, Bagger Dave’s Burger Tavern, Inc. (“Bagger”). We are a unique, full service ultra casual restaurant and bar concept that began business in January, 2008. We currently operate 19 Bagger Dave’s restaurants, with 16 located in Michigan, one in Indiana and two in Ohio. In addition, we have the right to franchise the concept in Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio, and Wisconsin.

As an independent, publicly traded company, we intend to pursue a strategy of continuing to focus on our customers and expand our number of locations. As a result of our work, we believe Bagger Dave’s will be well-positioned for future growth.

I encourage you to learn more about Bagger Dave’s and our business by reading the attached information statement. Bagger Dave’s intends to have its common stock traded on the over-the-counter market under the ticker symbol “BAGR.” We look forward to earning your support for many years to come.

Sincerely,

T. Michael Ansley

Chairman and Chief Executive Officer

Bagger Dave’s Burger Tavern, Inc.